Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-2[redacted]
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 13 October 2005

ORK – Trade subject to notification

On 12 October 2005, in connection with its option programme, Orkla exercised 6,000 options at a strike price of NOK 127.

After these transactions a total of 1,519,809 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,083,674 of its own shares.